Exhibit 99.1

Item 1A.	Risk Factors

We are a holding company that conducts all of our business operations through subsidiaries, primarily CenterPoint Houston and CERC. The following, along with any additional legal proceedings identified or incorporated by reference in Item 3 of this report, summarizes the principal risk factors associated with the businesses conducted by each of these subsidiaries:

Risk Factors Affecting Our Electric Transmission & Distribution Business

CenterPoint Houston may not be successful in ultimately recovering the full value of its true-up components, which could result in the elimination of certain tax benefits and could have an adverse impact on CenterPoint Houston’s results of operations, financial condition and cash flows.

In March 2004, CenterPoint Houston filed its true-up application with the Texas Utility Commission, requesting recovery of $3.7 billion, excluding interest, as allowed under the Texas electric restructuring law. In December 2004, the Texas Utility Commission issued the True-Up Order allowing CenterPoint Houston to recover a true-up balance of approximately $2.3 billion, which included interest through August 31, 2004, and provided for adjustment of the amount to be recovered to include interest on the balance until recovery, along with the principal portion of additional EMCs returned to customers after August 31, 2004 and in certain other respects.

CenterPoint Houston and other parties filed appeals of the True-Up Order to a district court in Travis County, Texas. In August 2005, that court issued its judgment on the various appeals. In its judgment, the district court:

•	reversed the Texas Utility Commission’s ruling that had denied recovery of a portion of the capacity auction true-up amounts;

•	reversed the Texas Utility Commission’s ruling that precluded CenterPoint Houston from recovering the interest component of the EMCs paid to REPs; and

•	affirmed the True-Up Order in all other respects.

The district court’s decision would have had the effect of restoring approximately $650 million, plus interest, of the $1.7 billion the Texas Utility Commission had disallowed from CenterPoint Houston’s initial request.

CenterPoint Houston and other parties appealed the district court’s judgment to the Texas Third Court of Appeals, which issued its decision in December 2007. In its decision, the court of appeals:

•	reversed the district court’s judgment to the extent it restored the capacity auction true-up amounts;

•	reversed the district court’s judgment to the extent it upheld the Texas Utility Commission’s decision to allow CenterPoint Houston to recover EMCs paid to RRI;

•	ordered that the tax normalization issue described below be remanded to the Texas Utility Commission; and

•	affirmed the district court’s judgment in all other respects.

CenterPoint Houston and two other parties filed motions for rehearing with the court of appeals. In the event that the motions for rehearing are not resolved in a manner favorable to it, CenterPoint Houston intends to seek further review by the Texas Supreme Court. Although we and CenterPoint Houston believe that CenterPoint Houston’s true-up request is consistent with applicable statutes and regulations and accordingly that it is reasonably possible that it will be successful in its further appeals, we can provide no assurance as to the ultimate rulings by the courts on the issues to be considered in the various appeals or with respect to the ultimate decision by the Texas Utility Commission on the tax normalization issue described below.

To reflect the impact of the True-Up Order, in 2004 and 2005 we recorded a net after-tax extraordinary loss of $947 million. No amounts related to the district court’s judgment or the decision of the court of appeals have been recorded in our consolidated financial statements. However, if the court of appeals decision is not reversed or modified as a result of the pending motions for rehearing or on further review by the Texas Supreme Court, we anticipate that we would be required to record an additional loss to reflect the court of appeals decision. The amount of that loss would depend on several factors, including ultimate resolution of the tax normalization issue described below and the calculation of interest on any amounts CenterPoint Houston ultimately is authorized to recover or is required to refund beyond the amounts recorded based on the True-up Order, but could range from $130 million to $350 million, plus interest subsequent to December 31, 2007.

In the True-Up Order the Texas Utility Commission reduced CenterPoint Houston’s stranded cost recovery by approximately $146 million, which was included in the extraordinary loss discussed above, for the present value of certain deferred tax benefits associated with its former electric generation assets. We believe that the Texas Utility Commission based its order on proposed regulations issued by the IRS in March 2003 which would have allowed utilities owning assets that were deregulated before March 4, 2003 to make a retroactive election to pass the benefits of ADITC and EDFIT back to customers. However, in December 2005, the IRS withdrew those proposed normalization regulations and issued new proposed regulations that do not include the provision allowing a retroactive election to pass the tax benefits back to customers. We subsequently requested a PLR asking the IRS whether the Texas Utility Commission’s order reducing CenterPoint Houston’s stranded cost recovery by $146 million for ADITC and EDFIT would cause normalization violations. In that ruling, which was received in August 2007, the IRS concluded that such reductions would cause normalization violations with respect to the ADITC and EDFIT. As in a similar PLR issued in May 2006 to another Texas utility, the IRS did not reference its proposed regulations.

The district court affirmed the Texas Utility Commission’s ruling on the tax normalization issue, but in response to a request from the Texas Utility Commission, the court of appeals ordered that the tax normalization issue be remanded for further consideration. If the Texas Utility Commission’s order relating to the ADITC reduction is not reversed or otherwise modified on remand so as to eliminate the normalization violation, the IRS could require us to pay an amount equal to CenterPoint Houston’s unamortized ADITC balance as of the date that the normalization violation is deemed to have occurred. In addition, the IRS could deny CenterPoint Houston the ability to elect accelerated tax depreciation benefits beginning in the taxable year that the normalization violation is deemed to have occurred. Such treatment if required by the IRS, could have a material adverse impact on our results of operations, financial condition and cash flows in addition to any potential loss resulting from final resolution of the True-Up Order. However, we and CenterPoint Houston will continue to pursue a favorable resolution of this issue through the appellate or administrative process. Although the Texas Utility Commission has not previously required a company subject to its jurisdiction to take action that would result in a normalization violation, no prediction can be made as to the ultimate action the Texas Utility Commission may take on this issue on remand.

CenterPoint Houston’s receivables are concentrated in a small number of REPs, and any delay or default in payment could adversely affect CenterPoint Houston’s cash flows, financial condition and results of operations.

CenterPoint Houston’s receivables from the distribution of electricity are collected from REPs that supply the electricity CenterPoint Houston distributes to their customers. Currently, CenterPoint Houston does business with 74 REPs. Adverse economic conditions, structural problems in the market served by ERCOT or financial difficulties of one or more REPs could impair the ability of these retail providers to pay for CenterPoint Houston’s services or could cause them to delay such payments. CenterPoint Houston depends on these REPs to remit payments on a timely basis. Applicable regulatory provisions require that customers be shifted to a provider of last resort if a retail electric provider cannot make timely payments. Applicable Texas Utility Commission regulations limit the extent to which CenterPoint Houston can demand security from REPs for payment of its delivery charges. RRI, through its subsidiaries, is CenterPoint Houston’s largest customer. Approximately 48% of CenterPoint Houston’s $141 million in billed receivables from REPs at December 31, 2007 was owed by subsidiaries of RRI. Any delay or default in payment could adversely affect CenterPoint Houston’s cash flows, financial condition and results of operations.

Rate regulation of CenterPoint Houston’s business may delay or deny CenterPoint Houston’s ability to earn a reasonable return and fully recover its costs.

CenterPoint Houston’s rates are regulated by certain municipalities and the Texas Utility Commission based on an analysis of its invested capital and its expenses in a test year. Thus, the rates that CenterPoint Houston is allowed to charge may not match its expenses at any given time. In this connection, pursuant to the Settlement Agreement, discussed in “Business — Regulation — State and Local Regulation — Electric Transmission & Distribution — CenterPoint Houston Rate Agreement” in Item 1 of this report, until June 30, 2010 CenterPoint Houston is limited in its ability to request rate relief. The regulatory process by which rates are determined may not always result in rates that will produce full recovery of CenterPoint Houston’s costs and enable CenterPoint Houston to earn a reasonable return on its invested capital.

Disruptions at power generation facilities owned by third parties could interrupt CenterPoint Houston’s sales of transmission and distribution services.

CenterPoint Houston transmits and distributes to customers of REPs electric power that the REPs obtain from power generation facilities owned by third parties. CenterPoint Houston does not own or operate any power generation facilities. If power generation is disrupted or if power generation capacity is inadequate, CenterPoint Houston’s sales of transmission and distribution services may be diminished or interrupted, and its results of operations, financial condition and cash flows may be adversely affected.

CenterPoint Houston’s revenues and results of operations are seasonal.

A significant portion of CenterPoint Houston’s revenues is derived from rates that it collects from each retail electric provider based on the amount of electricity it distributes on behalf of such retail electric provider. Thus, CenterPoint Houston’s revenues and results of operations are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

Risk Factors Affecting Our Natural Gas Distribution, Competitive Natural Gas Sales and Services, Interstate Pipelines and Field Services Businesses

Rate regulation of CERC’s business may delay or deny CERC’s ability to earn a reasonable return and fully recover its costs.

CERC’s rates for its Gas Operations are regulated by certain municipalities and state commissions, and for its interstate pipelines by the FERC, based on an analysis of its invested capital and its expenses in a test year. Thus, the rates that CERC is allowed to charge may not match its expenses at any given time. The regulatory process in which rates are determined may not always result in rates that will produce full recovery of CERC’s costs and enable CERC to earn a reasonable return on its invested capital.

CERC’s businesses must compete with alternative energy sources, which could result in CERC marketing less natural gas, and its interstate pipelines and field services businesses must compete directly with others in the transportation, storage, gathering, treating and processing of natural gas, which could lead to lower prices, either of which could have an adverse impact on CERC’s results of operations, financial condition and cash flows.

CERC competes primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other natural gas distributors and marketers also compete directly with CERC for natural gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass CERC’s facilities and market, sell and/or transport natural gas directly to commercial and industrial customers. Any reduction in the amount of natural gas marketed, sold or transported by CERC as a result of competition may have an adverse impact on CERC’s results of operations, financial condition and cash flows.

CERC’s two interstate pipelines and its gathering systems compete with other interstate and intrastate pipelines and gathering systems in the transportation and storage of natural gas. The principal elements of competition are rates, terms of service, and flexibility and reliability of service. They also compete indirectly with other forms of energy, including electricity, coal and fuel oils. The primary competitive factor is price. The actions of CERC’s competitors could lead to lower prices, which may have an adverse impact on CERC’s results of operations, financial condition and cash flows.

CERC’s natural gas distribution and competitive natural gas sales and services businesses are subject to fluctuations in natural gas pricing levels, which could affect the ability of CERC’s suppliers and customers to meet their obligations or otherwise adversely affect CERC’s liquidity.

CERC is subject to risk associated with increases in the price of natural gas. Increases in natural gas prices might affect CERC’s ability to collect balances due from its customers and, for Gas Operations, could create the potential for uncollectible accounts expense to exceed the recoverable levels built into CERC’s tariff rates. In addition, a sustained period of high natural gas prices could apply downward demand pressure on natural gas consumption in the areas in which CERC operates and increase the risk that CERC’s suppliers or customers fail or are unable to meet their obligations. Additionally, increasing natural gas prices could create the need for CERC to provide collateral in order to purchase natural gas.

If CERC were to fail to renegotiate a contract with one of its significant pipeline customers or if CERC renegotiates the contract on less favorable terms, there could be an adverse impact on its operations.

Since October 31, 2006, CERC’s contract with Laclede, one of its pipeline customers, has been terminable upon one year’s prior notice. CERC has not received a termination notice and is currently negotiating a long-term contract with Laclede. If Laclede were to terminate this contract or if CERC were to renegotiate this contract at rates substantially lower than the rates provided in the current contract, there could be an adverse effect on CERC’s results of operations, financial condition and cash flows.

A decline in CERC’s credit rating could result in CERC’s having to provide collateral in order to purchase gas.

If CERC’s credit rating were to decline, it might be required to post cash collateral in order to purchase natural gas. If a credit rating downgrade and the resultant cash collateral requirement were to occur at a time when CERC was experiencing significant working capital requirements or otherwise lacked liquidity, CERC might be unable to obtain the necessary natural gas to meet its obligations to customers, and its results of operations, financial condition and cash flows would be adversely affected.

The revenues and results of operations of CERC’s interstate pipelines and field services businesses are subject to fluctuations in the supply of natural gas.

CERC’s interstate pipelines and field services businesses largely rely on natural gas sourced in the various supply basins located in the Mid-continent region of the United States. To the extent the availability of this supply is substantially reduced, it could have an adverse effect on CERC’s results of operations, financial condition and cash flows.

CERC’s revenues and results of operations are seasonal.

A substantial portion of CERC’s revenues is derived from natural gas sales and transportation. Thus, CERC’s revenues and results of operations are subject to seasonality, weather conditions and other changes in natural gas usage, with revenues being higher during the winter months.

The actual cost of pipelines under construction and related compression facilities may be significantly higher than CERC’s current estimates.

Subsidiaries of CERC Corp. are involved in significant pipeline construction projects. The construction of new pipelines and related compression facilities requires the expenditure of significant amounts of capital, which may exceed CERC’s estimates. These projects may not be completed at the budgeted cost, on schedule or at all. The construction of new pipeline or compression facilities is subject to construction cost overruns due to labor costs, costs of equipment and materials such as steel and nickel, labor shortages or delays, weather delays, inflation or other factors, which could be material. In addition, the construction of these facilities is typically subject to the receipt of approvals and permits from various regulatory agencies. Those agencies may not approve the projects in a timely manner or may impose restrictions or conditions on the projects that could potentially prevent a project from proceeding, lengthen its expected completion schedule and/or increase its anticipated cost. As a result, there is the risk that the new facilities may not be able to achieve CERC’s expected investment return, which could adversely affect CERC’s financial condition, results of operations or cash flows.

The states in which CERC provides regulated local gas distribution may, either through legislation or rules, adopt restrictions similar to or broader than those under the Public Utility Holding Company Act of 1935 regarding organization, financing and affiliate transactions that could have significant adverse impacts on CERC’s ability to operate.

The Public Utility Holding Company Act of 1935, to which the Company was subject prior to its repeal in the Energy Act, provided a comprehensive regulatory structure governing the organization, capital structure, intracompany relationships and lines of business that could be pursued by registered holding companies and their member companies. Following repeal of that Act, some states in which CERC does business have sought to expand their own regulatory frameworks to give their regulatory authorities increased jurisdiction and scrutiny over similar aspects of the utilities that operate in their states. Some of these frameworks attempt to regulate financing activities, acquisitions and divestitures, and arrangements between the utilities and their affiliates, and to restrict the level of non-utility businesses that can be conducted within the holding company structure. Additionally they may impose record keeping, record access, employee training and reporting requirements related to affiliate transactions and reporting in the event of certain downgrading of the utility’s bond rating.

These regulatory frameworks could have adverse effects on CERC’s ability to operate its utility operations, to finance its business and to provide cost-effective utility service. In addition, if more than one state adopts restrictions over similar activities, it may be difficult for CERC and us to comply with competing regulatory requirements.

Risk Factors Associated with Our Consolidated Financial Condition

If we are unable to arrange future financings on acceptable terms, our ability to refinance existing indebtedness could be limited.

As of December 31, 2007, we had $9.7 billion of outstanding indebtedness on a consolidated basis, which includes $2.3 billion of non-recourse transition bonds. As of December 31, 2007, approximately $842 million principal amount of this debt is required to be paid through 2010. This amount excludes principal repayments of approximately $525 million on transition bonds, for which a dedicated revenue stream exists. In addition, as of December 31, 2007, we had $535 million of outstanding 3.75% convertible notes on which holders could exercise their conversion rights during the first quarter of 2008 and in subsequent quarters in which our common stock price causes such notes to be convertible. In January and February 2008, holders of our 3.75% convertible senior notes converted approximately $123 million principal amount of such notes. In February 2008, we issued approximately $488 million of additional non-recourse transition bonds. Our future financing activities may depend, at least in part, on:

•	the resolution of the true-up components, including, in particular, the results of appeals to the courts regarding rulings obtained to date;

•	general economic and capital market conditions;

•	credit availability from financial institutions and other lenders;

•	investor confidence in us and the markets in which we operate;

•	maintenance of acceptable credit ratings;

•	market expectations regarding our future earnings and cash flows;

•	market perceptions of our ability to access capital markets on reasonable terms;

•	our exposure to RRI in connection with its indemnification obligations arising in connection with its separation from us; and

•	provisions of relevant tax and securities laws.

As of December 31, 2007, CenterPoint Houston had outstanding $2.0 billion aggregate principal amount of general mortgage bonds, including approximately $527 million held in trust to secure pollution control bonds for which we are obligated and approximately $229 million held in trust to secure pollution control bonds for which CenterPoint Houston is obligated. Additionally, CenterPoint Houston had outstanding approximately $253 million aggregate principal amount of first mortgage bonds, including approximately $151 million held in trust to secure certain pollution control bonds for which we are obligated. CenterPoint Houston may issue additional general mortgage bonds on the basis of retired bonds, 70% of property additions or cash deposited with the trustee. Approximately $2.3 billion of additional first mortgage bonds and general mortgage bonds in the aggregate could be issued on the basis of retired bonds and 70% of property additions as of December 31, 2007. However, CenterPoint Houston has contractually agreed that it will not issue additional first mortgage bonds, subject to certain exceptions.

Our current credit ratings are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Sources and Uses of Cash — Impact on Liquidity of a Downgrade in Credit Ratings” in Item 7 of this report. These credit ratings may not remain in effect for any given period of time and one or more of these ratings may be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

As a holding company with no operations of our own, we will depend on distributions from our subsidiaries to meet our payment obligations, and provisions of applicable law or contractual restrictions could limit the amount of those distributions.

We derive all our operating income from, and hold all our assets through, our subsidiaries. As a result, we will depend on distributions from our subsidiaries in order to meet our payment obligations. In general, these subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, limit our subsidiaries’ ability to make payments or other distributions to us, and our subsidiaries could agree to contractual restrictions on their ability to make distributions.

Our right to receive any assets of any subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any security interest in the assets of that subsidiary and any indebtedness of the subsidiary senior to that held by us.

The use of derivative contracts by us and our subsidiaries in the normal course of business could result in financial losses that could negatively impact our results of operations and those of our subsidiaries.

We and our subsidiaries use derivative instruments, such as swaps, options, futures and forwards, to manage our commodity, weather and financial market risks. We and our subsidiaries could recognize financial losses as a result of volatility in the market values of these contracts, or should a counterparty fail to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management’s judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

Risks Common to Our Businesses and Other Risks

We are subject to operational and financial risks and liabilities arising from environmental laws and regulations.

Our operations are subject to stringent and complex laws and regulations pertaining to health, safety and the environment, as discussed in “Business — Environmental Matters” in Item 1 of this report. As an owner or operator of natural gas pipelines and distribution systems, gas gathering and processing systems, and electric transmission and distribution systems, we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

•	restricting the way we can handle or dispose of wastes;

•	limiting or prohibiting construction activities in sensitive areas such as wetlands, coastal regions, or areas inhabited by endangered species;

•	requiring remedial action to mitigate pollution conditions caused by our operations, or attributable to former operations; and

•	enjoining the operations of facilities deemed in non-compliance with permits issued pursuant to such environmental laws and regulations.

In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

•	construct or acquire new equipment;

•	acquire permits for facility operations;

•	modify or replace existing and proposed equipment; and

•	clean up or decommission waste disposal areas, fuel storage and management facilities and other locations and facilities.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial actions, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

Our insurance coverage may not be sufficient. Insufficient insurance coverage and increased insurance costs could adversely impact our results of operations, financial condition and cash flows.

We currently have general liability and property insurance in place to cover certain of our facilities in amounts that we consider appropriate. Such policies are subject to certain limits and deductibles and do not include business interruption coverage. Insurance coverage may not be available in the future at current costs or on commercially reasonable terms, and the insurance proceeds received for any loss of, or any damage to, any of our facilities may not be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition and cash flows.

In common with other companies in its line of business that serve coastal regions, CenterPoint Houston does not have insurance covering its transmission and distribution system because CenterPoint Houston believes it to be cost prohibitive. If CenterPoint Houston were to sustain any loss of, or damage to, its transmission and distribution properties, it may not be able to recover such loss or damage through a change in its regulated rates, and any such recovery may not be timely granted. Therefore, CenterPoint Houston may not be able to restore any loss of, or damage to, any of its transmission and distribution properties without negative impact on its results of operations, financial condition and cash flows.

We, CenterPoint Houston and CERC could incur liabilities associated with businesses and assets that we have transferred to others.

Under some circumstances, we, CenterPoint Houston and CERC could incur liabilities associated with assets and businesses we, CenterPoint Houston and CERC no longer own. These assets and businesses were previously owned by Reliant Energy, a predecessor of CenterPoint Houston, directly or through subsidiaries and include:

•	those transferred to RRI or its subsidiaries in connection with the organization and capitalization of RRI prior to its initial public offering in 2001; and

•	those transferred to Texas Genco in connection with its organization and capitalization.

In connection with the organization and capitalization of RRI, RRI and its subsidiaries assumed liabilities associated with various assets and businesses Reliant Energy transferred to them. RRI also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, us and our subsidiaries, including CenterPoint Houston and CERC, with respect to liabilities associated with the transferred assets and businesses. These indemnity provisions were intended to place sole financial responsibility on RRI and its subsidiaries for all liabilities associated with the current and historical businesses and operations of RRI, regardless of the time those liabilities arose. If RRI were unable to satisfy a liability that has been so assumed in circumstances in which Reliant Energy and its subsidiaries were not released from the liability in connection with the transfer, we, CenterPoint Houston or CERC could be responsible for satisfying the liability.

Prior to the distribution of our ownership in RRI to our shareholders, CERC had guaranteed certain contractual obligations of what became RRI’s trading subsidiary. Under the terms of the separation agreement between the companies, RRI agreed to extinguish all such guaranty obligations prior to separation, but at the time of separation in September 2002, RRI had been unable to extinguish all obligations. To secure CERC against obligations under the remaining guaranties, RRI agreed to provide cash or letters of credit for the benefit of CERC, and undertook to use commercially reasonable efforts to extinguish the remaining guaranties. In February 2007, we and CERC made a formal demand on RRI in connection with one of the two remaining guaranties under procedures provided by the Master Separation Agreement, dated December 31, 2000, between Reliant Energy and RRI. That demand sought to resolve a disagreement with RRI over the amount of security RRI is obligated to provide with respect to this guaranty. In December 2007, we, CERC and RRI amended the agreement relating to the security to be provided by RRI for these guaranties, pursuant to which CERC released the $29.3 million in letters of credit RRI had provided as security, and RRI agreed to provide cash or new letters of credit to secure CERC against exposure under the remaining guaranties as calculated under the new agreement if and to the extent changes in market conditions exposed CERC to a risk of loss on those guaranties.

The remaining exposure to CERC under the guaranties relates to payment of demand charges related to transportation contracts. The present value of the demand charges under those transportation contracts, which will be effective until 2018, was approximately $135 million as of December 31, 2007. RRI continues to meet its obligations under the contracts, and we believe current market conditions make those contracts valuable in the near term and that additional security is not needed at this time. However, changes in market conditions could affect the value of those contracts. If RRI should fail to perform its obligations under the contracts or if RRI should fail to provide security in the event market conditions change adversely, our exposure to the counterparty under the guaranty could exceed the security provided by RRI.

RRI’s unsecured debt ratings are currently below investment grade. If RRI were unable to meet its obligations, it would need to consider, among various options, restructuring under the bankruptcy laws, in which event RRI might not honor its indemnification obligations and claims by RRI’s creditors might be made against us as its former owner.

Reliant Energy and RRI are named as defendants in a number of lawsuits arising out of energy sales in California and other markets and financial reporting matters. Although these matters relate to the business and operations of RRI, claims against Reliant Energy have been made on grounds that include the effect of RRI’s financial results on Reliant Energy’s historical financial statements and liability of Reliant Energy as a controlling shareholder of RRI. We or CenterPoint Houston could incur liability if claims in one or more of these lawsuits were successfully asserted against us or CenterPoint Houston and indemnification from RRI were determined to be unavailable or if RRI were unable to satisfy indemnification obligations owed with respect to those claims.

In connection with the organization and capitalization of Texas Genco, Texas Genco assumed liabilities associated with the electric generation assets Reliant Energy transferred to it. Texas Genco also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, us and our subsidiaries, including CenterPoint Houston, with respect to liabilities associated with the transferred assets and businesses. In many cases the liabilities assumed were obligations of CenterPoint Houston and CenterPoint Houston was not released by third parties from these liabilities. The indemnity provisions were intended generally to place sole financial responsibility on Texas Genco and its subsidiaries for all liabilities associated with the current and historical businesses and operations of Texas Genco, regardless of the time those liabilities arose. In connection with the sale of Texas Genco’s fossil generation assets (coal, lignite and gas-fired plants) to Texas Genco LLC, the separation agreement we entered into with Texas Genco in connection with the organization and capitalization of Texas Genco was amended to provide that all of Texas Genco’s rights and obligations under the separation agreement relating to its fossil generation assets, including Texas Genco’s obligation to indemnify us with respect to liabilities associated with the fossil generation assets and related business, were assigned to and assumed by Texas Genco LLC. In addition, under the amended separation agreement, Texas Genco is no longer liable for, and we have assumed and agreed to indemnify Texas Genco LLC against, liabilities that Texas Genco originally assumed in connection with its organization to the extent, and only to the extent, that such liabilities are covered by certain insurance policies or other similar agreements held by us. If Texas Genco or Texas Genco LLC were unable to satisfy a liability that had been so assumed or indemnified against, and provided Reliant Energy had not been released from the liability in connection with the transfer, CenterPoint Houston could be responsible for satisfying the liability.

We or our subsidiaries have been named, along with numerous others, as a defendant in lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos. Most claimants in such litigation have been workers who participated in construction of various industrial facilities, including power plants. Some of the claimants have worked at locations we own, but most existing claims relate to facilities previously owned by our subsidiaries but currently owned by Texas Genco LLC, which is now known as NRG Texas LP. We anticipate that additional claims like those received may be asserted in the future. Under the terms of the arrangements regarding separation of the generating business from us and its sale to Texas Genco LLC, ultimate financial responsibility for uninsured losses from claims relating to the generating business has been assumed by Texas Genco LLC and its successor, but we have agreed to continue to defend such claims to the extent they are covered by insurance maintained by us, subject to reimbursement of the costs of such defense by Texas Genco LLC.